

Mailstop 3233

October 29, 2015

Via E-mail
Matthew P. Jordan
Chief Financial Officer and Treasurer
The RMR Group Inc.
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: The RMR Group Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2015**
> **File No. 333-207423**

Dear Mr. Jordan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2015 letter.

Risk Factors, page 13

1.   Please include risk factor disclosure regarding conflicts of interest related to the Up-C Transaction.

Organizational Structure

The Up-C Transaction, page 31

2.   We note your response to comment 2 and your revised disclosure on page 31 that states "for a purchase price based on 48.4% of the amount of the termination fees provided under the management agreements . . . ."   Please tell us the amount of the termination fees and how they were calculated.

<u>Condensed Consolidated Balance Sheets, page F-29</u>

3.　　　We continue to evaluate your response to prior comments 8 and 9.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Margaret R. Cohen, Esq.
        John E. Alessi, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP